News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 20, 2020

Manulife's Management Information Circular and Annual Report Now Available; 2020 Annual Meeting will be Held Electronically

TORONTO – In advance of the annual meeting of shareholders for Manulife Financial Corporation, please note the following:

Manulife's Management Information Circular and 2019 Annual Report are being mailed to shareholders and are now available for download at manulife.com

The Management Information Circular (the “Circular”) contains information about the annual meeting of shareholders of Manulife Financial Corporation, including information relating to the election of directors and the appointment of auditors. The information provided in this news release supplements certain information in the Circular and should therefore be read together with the Circular.

Manulife will hold its annual meeting of shareholders by electronic means

As noted in the news release issued today jointly with certain other Canadian financial institutions, we have taken steps to enable us to hold our annual meeting of shareholders solely by electronic means. The meeting will be held on Thursday, May 7, 2020 at 11:00 a.m. (Eastern Time) via a live broadcast.

As set out in the notice of meeting mailed to shareholders, we continue to actively monitor COVID-19 developments and directions from public health and government authorities, and have been taking a series of precautionary measures to help support the health and well-being of our employees, customers and the general public. This degree of care and concern extends to all of our stakeholders, and for that reason we have made the decision to hold our annual meeting solely by electronic means instead of in-person.

We believe this precautionary measure protects the health and well-being of our shareholders, employees and other stakeholders, while also supporting shareholder engagement and enabling shareholders to participate in the annual meeting and vote by electronic means.

How shareholders can exercise their vote and attend electronically

Shareholders are encouraged to vote their shares and submit proxies prior to the meeting. Note that the form of proxy or voting instruction form distributed to shareholders is still valid and may continue to be used to vote shares. For more information on voting in advance of the meeting, refer to pages 10-13 of the Circular.

Shareholders will not be able to attend the meeting in person but are invited to view the live broadcast at manulife.com.  By following the instructions below, shareholders and their duly appointed proxyholders will be able to ask questions and vote during the live broadcast. In order to participate in the meeting, shareholders must be connected to the internet.

How shareholders can join the meeting, vote and ask questions:
•
Log in online at https://web.lumiagm.com/121039121. To allow shareholders the opportunity to test their internet connectivity, the link will be accessible one hour in advance of the meeting start time.

•	Click “I have a login” and then enter the Control Number (see below) and Password “manulife2020” (Note: password is case sensitive).

Voting during the live broadcast:  The Control Number will allow shareholders and proxyholders to log in, vote and ask questions during the live broadcast. Any vote properly cast at the meeting will automatically revoke any proxy previously submitted. Shareholders and proxyholders who do not wish to revoke a previously submitted proxy should not vote during the live broadcast.

Without a Control Number shareholders and proxyholders will only be able to log in to the meeting as a guest and will not be able to vote or ask questions (see below).

Registered shareholders and ownership statement holders: The Control Number is located on the form of proxy included with the meeting materials.

Non-registered (beneficial) holders: As is the case for an in-person meeting, non-registered (beneficial) shareholders who wish to vote and ask questions during the live broadcast must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form to appoint themselves (or another person) as proxyholder in order to vote and ask questions during the live broadcast. The person appointed as proxyholder must then also contact AST Trust Company (Canada) at 1-866-751-6315 by 9:00 a.m. (Eastern Time) on May 6, 2020, to request a Control Number for the meeting.

How guests can join the live broadcast:
•	Log in online at https://web.lumiagm.com/121039121. To allow guests the opportunity to test their internet connectivity, the link will be accessible one hour in advance of the meeting start time.
•	Click “I am a guest” and then complete the required fields.

Any member of the public may join the live broadcast by following the instructions above. Guests can listen to the meeting but are not able to vote or ask questions.

Information on the annual meeting, including any further updates, will be posted on our website (manulife.com).

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of December 31, 2019, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and in the previous 12 months we made $29.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 647-528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com